VF 3-12-02

02019746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48962

RECEIVED MAR 0 1 2002 PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/12/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Waveland Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3320 Pointe Parkway, Suite 100
(No. and Street)

Norcross, GA 30092
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy M. Brown, CPA 770-980-9121
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown & Associates, PC
(Name — *if individual, state last, first, middle name*)

P.O. Box 675434 Marietta, GA 30067
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-19-02

OATH OR AFFIRMATION

I, Roger K. Greenway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waveland Securities LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARILYN MULLIN NOTARY EXPIRES GEORGIA OCT. 11, 2002 PUBLIC GWINNETT COUNTY

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN
& ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Waveland Securities, LLC
Atlanta, Georgia

Independent Auditor's Report

I have audited the statement of financial condition of Waveland Securities, LLC, as of December 31, 2001 and the related statements of income, cash flows, and changes in shareholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on the audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. we believe that this audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Waveland Securities, LLC, as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Associates PC

Brown & Associates, PC
Certified Public Accountants
February 8, 2002

P.O. Box 675434 • Marietta, Georgia 30067 • (770) 980-9121 • Fax (770) 975-9557
Member of the Private Companies Practice Section of the AICPA Division of Firms

Waveland Securities, LLC
Statement of Financial Position
December 31, 2001

ASSETS

Current Assets :	
Cash	$ 9,547
Commissions Receivable	149,043
Other Receivables	635
Total Current Assets	$ 159,225

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities :	
Accounts Payable	$ 2,238
Commissions Payable	137,089
Due to Related Party	6,722
Total Current Liabilities	146,049
Member's Equity :	13,176
Total Liabilities and Member's Equity	$ 159,225

See accompanying notes to financial statements.

Waveland Securities, LLC
Statement of Income
For Year Ended December 31, 2001

REVENUES		
Commissions	$	197,155
EXPENSES		
Commissions		182,523
Licenses and Registration Fees		5,691
Insurance		765
Professional		5,600
Management Fees		8,584
Other		991
Total Expenses		204,154
NET INCOME	$	(6,999)

See accompanying notes to financial statements.

Waveland Securities, LLC
Statement of Cash Flows
For Year Ended December 31, 2001

Cash Flows From Operating Activities :	
Net Income	$ (6,999)
Adjustments to reconcile net income to cash provided by operating activities :	
Increase in commissions and other receivable	(149,678)
Increase in accounts payable	2,238
Increase in due to related party	6,722
Increase in commissions payable	137,089
Net Cash Used by Operating Activities	(10,628)
Cash Flows From Investing Activities	-
Cash Flows From Financing Activities:	
Net payments to members	(24,346)
Net Decrease in Cash	(34,974)
Cash at Beginning of Period	44,521
Cash at End of Period	$ 9,547

See accompanying notes to financial statements.

Waveland Securities, LLC
Statement of Changes in Member's Equity
For Year Ended December 31, 2001

Balance at December 31, 2000	$	44,521
Net loss		(6,999)
Net payments to members		(24,346)
Balance at December 31, 2001	$	13,176

See accompanying notes to financial statements.

Waveland Securities, LLC
Notes to Financial Statements
December 31, 2001

Note 1 – Description of Company and Business Activity

Waveland Securities, LLC (the "Company") is a full service broker dealer doing business in several types of securities including private placement, government issues, corporate debt and investment banking. The Company was organized on August 8, 1995 under the name Mercer Global Securities, LLC. In September 2001 the Company was sold to United Equity Holdings, LLC who changed the Company name to Waveland Securities. United Equity Holdings charges the Company a management fee with such fees amounting to $8.584 for 2001. Waveland Securities is licensed in six states in the southeastern and western United States, and has its corporate office in Atlanta, Georgia.

Note 2 - Significant Accounting Policies

The Company prepares its financial statements on the accrual basis of accounting. Customer securities transactions and related commission income and expenses recorded on a settlement date basis.

Note 3 – Statement of Cash Flows

For purposes of the statement of cash flows, cash includes only cash held in checking accounts.

Note 4 - Income Taxes

The Company is a Limited Liability Company and its members will report its taxable income on their respective income tax returns. Thus the financial statements reflect no provision for income taxes.

Note 5 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Commission Act of 1934, which requires the Company to maintain minimum net capital of $5,000 and a maximum net capital ratio of 15 to 1. At December 31, 2001, the Company had net capital of $ 12,541 and was in compliance with the net capital ratio requirement.

Note 6 - Estimates in the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Waveland Securities, LLC
Computation of Net Capital for Brokers
and Dealers Pursuant to Rule 15c3-1
As of December 31, 2001

Total Member's Equity	$ 13,176
Less Non Allowable Assets	(635)
Net Capital	$ 12,541
Minimum Net Capital Required (greater of $5,000 or 1/15 of aggregate indebtedness)	9,741
Net Capital in Excess of Requirement	$ 2,800
Aggregate Indebtedness	$ 146,049
Ratio of Aggregate Indebtness to Net Capital	11.65

Reconciliation of Net Capital to FOCUS Report

Net Capital per FOCUS report of December 31, 2001	$ 12,541
Adjustments per Audit report of December 31, 2001	-
Adjusted Net Capital at December 31, 2001	$ 12,541

Waveland Securities, LLC

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 As of December 31, 2001

The Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Registrant does not carry customer accounts and does not maintain possession or control of customer funds or securities.

Schedule III

Waveland Securities, LLC

Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 For the Year Ended December 31, 2001

The Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Registrant does not carry customer accounts and does not maintain possession or control of customer funds or securities.

Waveland Securities, LLC

Schedule of Reconciliation, Including Appropriate Explanation of the Computation of Net Capital Under Rule 15c3-1 And the Computation of the Reserve Requirements Under Exhibit A of Rule 15c3-3 or Exclusion Therefrom For the Year Ended December 31, 2001

None required. The registrant is excluded from this requirement.

Waveland Securities, LLC

Schedule of Segregation Requirements and Funds In Segregation for Customers' Regulated Commodity Futures And Options Accounts or Exclusion Therefrom For the Year Ended December 31, 2001

None required. The registrant is excluded from this requirement.

BROWN
& ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
As required by SEC Rule 17a-5 for a Broker-Dealer Claiming An Exemption from SEC Rule 15c3-3

Waveland Securities, LLC
Atlanta, Georgia 30339

In planning and performing our audit of the financial statements and supplementary schedules of Waveland Securities, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following :

1. Making quarterly securities examinations, counts and verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and the related costs of controls and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

P.O. Box 675434 • Marietta, Georgia 30067 • (770) 980-9121 • Fax (770) 975-9557

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, and any other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Brown & Associates PC

Brown & Associates, PC
Certified Public Accountants
February 8, 2002

WAVELAND SECURITIES, LLC
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2001